EXHIBIT 10.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) of Retalix Ltd. of our report dated February 12, 2003, except for Note 1a, as to which the date is March 18, 2004, relating to the financial statements, which appears in Retalix Ltd.’s Annual Report on this Form 20-F/A for the year ended December 31, 2002.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2004	Certified Public Accountants (Isr.)